ORION ENGINEERED CARBONS TO IMPLEMENT A “CARBON BLACK OIL INDEX SURCHARGE” AS OF APRIL 1st, 2016 FOR ITS RUBBER CARBON BLACK SEGMENT IN EUROPE

Luxembourg, March 7, 2016 - Orion Engineered Carbons S.A. (NYSE: OEC), a worldwide supplier of Specialty and High-Performance Carbon Black, announced today that effective with shipments beginning April 1st, 2016, Orion is implementing a “Carbon Black Oil Index Surcharge” for its Rubber Carbon Black Business Line segment’s sales into Europe.
Since its formation, Orion has been committed to be a stable and reliable partner to the rubber industry in providing the highest quality Rubber Carbon Blacks at competitive prices. In order to continue this commitment when facing the extraordinary energy market developments of today, Orion is introducing a “Carbon Black Oil Index Surcharge” to supplement its existing formula priced agreements for all rubber customers in Europe.
Due to the impact of energy market developments further described below, current Carbon Black sales prices no longer adequately cover Orion’s variable costs of production. For the sake of long term stability, Orion has to address these developments that have not been anticipated in the current price formulas used for Rubber Carbon Black sales. Orion established its existing Carbon Black pricing agreements with a view to passing along the carbon black oil (“CBO”) and other energy related cost to its customer base. This pass-through is based on a defined pricing formula which comprises a base price plus a raw material adjustment to cover the consumption and the CBO procurement cost. Orion believes this pricing mechanism has been beneficial for the customer base since it provided high pricing transparency and (under regular market conditions) fairness in monthly price adjustments.
However, over the last nine months Orion has had to pay significantly more for the procurement of the required high quality CBO in Europe. Orion has not been able to pass-through these additional costs to the customer base via its pricing formulas. In summary, this situation is a result of the following:

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In Europe, the price development of light fuel oil as an underlying index no longer reflects the CBO purchase price development; Orion therefore needs to pay significant premium differentials above the fuel oil index for required clean, high quality CBO feedstocks. Only such clean, high quality feedstocks can assure the Carbon Black quality that Orion’s customer base is expecting and accustomed to.

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The reasons for the decoupling between the European fuel oil and CBO markets are beyond Orion’s control: there have been structural changes in all major CBO market categories which are lowering the availability of suitable CBO and independently increasing the demand for specific CBO qualities. Both effects drive CBO purchasing cost up and result in significant premium differentials which OEC must pay.

These effects lead to significant additional cost per ton of Carbon Black and erode the negotiated base prices.
Apart from this disconnect between CBO cost and the raw material adjustment, additional cost pressures have resulted from the CO2 certificate trading requirements in Europe.
Consequently, as discussed in our recent investor call, Orion needs to address the imbalance in formula pricing between feedstock cost and product pricing under current market conditions.

Orion will therefore be adding a Carbon Black Oil Index Surcharge to the formula pricing mechanisms for Europe effective Q2/2016.
This measure is independent of the existing annual agreements. OEC will continue to honor these agreements pending annual re-negotiation, but is seeking this surcharge in the interim to ensure that the spirit of the existing contracts (“pass-through of oil cost”) continues to work.
Other regions outside Europe have witnessed similar conditions throughout 2015 and Orion may need to follow this move in those regions if CBO markets continue to decouple from the indices used in the respective local pricing formulas. Orion is convinced that a surcharge is the fairest and most transparent solution that addresses the underlying root cause and is in line with the spirit of the current formula pricing mechanism. Orion is committed to continue to offer unique value and partnership to the rubber industry by being a stable and reliable local partner.
For more information, please contact: Erik Thiry, Senior Vice President BL Rubber Carbon Black, (erik.thiry@orioncarbons.com) or Georg Hohn, Vice President Rubber Carbon Black Business, EMEA (georg.hohn@orioncarbons.com).

About Orion Engineered Carbons S.A.
Orion Engineered Carbons is a worldwide supplier of Carbon Black. The Company offers standard and high-performance products for Coatings, Printing Inks, Polymers, Rubber and other applications. Our high-quality Gas Blacks, Furnace Blacks and Specialty Carbon Blacks tint, colorize and enhance the performance of plastics, paints and coatings, inks and toners, adhesives and sealants, tires, and manufactured rubber goods such as automotive belts and hoses. With 1,530 employees worldwide, Orion Engineered Carbons runs 15 global production sites and four Applied Technology Centers. For more information visit our website www.orioncarbons.com.
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